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                                                                EXHIBIT 99(a)(4)

[HALL KINION LOGO]

July   , 2001

Dear Option Holder:

   On behalf of Hall, Kinion & Associates, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the Hall, Kinion & Associates, Inc. 1995 Incentive Stock Option Plan (the "1995 Plan"), the Hall, Kinion & Associates, Inc. 1996 Stock Option Plan (the "1996 Plan"), the Hall, Kinion & Associates, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Hall, Kinion & Associates, Inc. 2000 Employee Stock Option Plan (the "2000 Plan") and the IT Professional Stock Option Plan (the "IT Plan", and with the "1995 Plan," the "1996 Plan," the "1997 Plan" and the "2000 Plan," the "Plans") with an exercise price of $15.00 or more (the "Options") for new options the Company will grant under the Plans (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated June 18, 2001 (the "Offer of Exchange").

   The Offer expired at 12:00 midnight, Pacific time, on July   , 2001.
Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to
it for a total                 shares of Common Stock and canceled all such
Options. The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

   In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a New Option under the applicable Plan for the number of shares of Common Stock which is equal to ninety-five percent (95%) of the number of Option Shares set forth on Attachment A. Also in accordance with the terms of the Offer, the terms and conditions of the New Option will be substantially the same as the terms and conditions of the Options you tendered for exchange, except as specified in the Offer, and will include the following terms:

  . the per share exercise price of any new options granted to you will equal the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options; and

  . your new options granted in this program will have the same vesting schedule as your canceled options, and you will receive vesting credit for the time between the cancellation date and the replacement grant date as if the options you elect to cancel were outstanding throughout this period.

   In accordance with the terms of the Offer, the Company will grant you the
New Option on January   , 2002. At that time, as described in the Offer to
Exchange, you will receive a new option agreement executed by the Company.

   In accordance with the terms of the Offer, and as provided in the Plans, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New Option grant date in order to receive your New Option. If you do not remain an employee, you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.
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   If you have any questions about your rights in connection with the grant of a New Option, please contact David Healey, at telephone: (408) 895-5210, fax:
(408) 383-0938 or e-mail: dhealey@hallkinion.com).

                                          Sincerely,

                                          /s/ Brenda C. Rhode_________ s
                                          Brenda C. Rhodes
                                          Chief Executive Officer

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                                 [ATTACHMENT A]